Exhibit 99.1

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

FOR IMMEDIATE RELEASE

MAN SANG INTERNATIONAL (B.V.I.) LIMITED

Man Sang International (B.V.I.) Limited Announces Results of March 19, 2010

Special Meeting of Shareholders

NEW YORK — (MARKETWIRE) — March 23, 2010 — Man Sang International (B.V.I.) Limited (NYSE Amex: MHJ), to be renamed China Metro-Rural Holdings Limited (“MSBVI”), today announced the results of the special meeting of shareholders of MSBVI held on March 19, 2010 (the “Special Meeting”). At the Special Meeting, holders of approximately 98.8% of MSBVI’s outstanding voting shares represented at the Special Meeting approved the merger agreement and adopted the proposed merger with China Metro-Rural Limited (“China Metro”) in an all stock transaction, pursuant to which Creative Gains Limited, a wholly-owned subsidiary of MSBVI, will merge with and into China Metro with China Metro continuing as the surviving company and a wholly-owned subsidiary of MSBVI. In addition, holders of approximately 98.6% of MSBVI’s outstanding voting shares represented at the Special Meeting approved the adoption of an amended and restated memorandum of association and articles of association of MSBVI in order to: (i) change MSBVI’s name to China Metro-Rural Holdings Limited, and (ii) increase the number of authorized shares of MSBVI from 100,200,000 to 1,000,200,000 shares, comprised of 1,000,000,000 ordinary shares and 200,000 preferred shares. The parties expect to close the merger on or before March 31, 2010.

ABOUT MAN SANG INTERNATIONAL (B.V.I.) LIMITED

Man Sang International (B.V.I.) Limited, formerly Man Sang Holdings, Inc. and soon to be renamed China Metro-Rural Holdings Limited, is principally engaged through subsidiaries in the purchasing, processing, assembling, merchandising and wholesale distribution of pearls, pearl jewelry products and jewelry products. In addition, Man Sang International (B.V.I.) Limited also, through its subsidiaries, owns commercial real estate for lease in Hong Kong and has developed a large scale international pearl and jewelry trading platform comprised of a market center with 2,380 booths and shops, manufacturing and processing blocks, and residential and commercial buildings, in Zhuji of Zhejiang, the People’s Republic of China.

ABOUT CHINA METRO-RURAL LIMITED

China Metro-Rural Limited, formerly Mega Dragon Limited, is one of the leading developers and operators of large scale, integrated agricultural logistics and trade centers in Northeast China that facilitate trade between sellers and buyers of agricultural commodities and small appliances, provide physical platform and timely marketing information and supply a transparent and competitive market price discovery mechanism and infrastructure for rural value addition and empowerment.

Forward-Looking Statements

The information above includes forward-looking statements about Man Sang International (B.V.I.) Limited. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Man Sang International (B.V.I.) Limited from time to time in its filings with the U.S. Securities and Exchange Commission. As a result of these factors, Man Sang International (B.V.I.) Limited’s actual results may differ materially from those indicated or implied by such forward-looking statements. Man Sang International (B.V.I.) Limited disclaims any intent or obligation to update these forward-looking statements.

CONTACT:

Man Sang International (B.V.I.) Limited — Investor Relations Department	Phone: (852) 2317 9888
E-mail: ir-usa@man-sang.com